Exhibit 99.1

Press Release

SES’s Final Three O3b mPOWER Satellites

Successfully Launched

Additional O3b mPOWER satellites complete constellation and strengthen performance, resiliency and reach of SES’s MEO network

Luxembourg, September 13, 2026 – SES today announced the successful launch of its eleventh, twelfth and thirteenth O3b mPOWER satellites, further expanding its second-generation medium Earth orbit (MEO) system designed to offer high-performance connectivity services around the world.

The three satellites launched at 2:49 pm local time aboard a SpaceX Falcon 9 rocket from Space Launch Complex 40 (SLC-40) at Cape Canaveral Space Force Station.

“This launch marks a defining milestone for SES as we complete the O3b mPOWER constellation and further strengthen our MEO capabilities,” said Adel Al-Saleh, CEO of SES. “More importantly, it reinforces our ability to deliver resilient, secure and scalable connectivity for customers around the world, helping governments, enterprises, cloud providers and mobility customers meet their most critical needs. As customer demands continue to evolve, SES is focused on building smarter, more integrated solutions that bring together the strengths of multiple technologies and orbits to deliver seamless connectivity worldwide.”

With this launch, SES reinforces its proven leadership in MEO while advancing its innovation roadmap. Once operational by mid-2027, the newly launched O3b mPOWER satellites will support:

•	Expanded high-performance connectivity capacity for enterprise, government, mobility and telecom customers operating in underserved, remote, and demanding environments.

•	Additional resiliency and flexibility across the O3b mPOWER system.

•	Continued progress toward SES’s next-generation MEO network strategy that sets the foundation for the next generation of sovereign, secure communications, space data relay and hosted payloads.

The three satellites launched today will join the 10 O3b mPOWER spacecraft already in operation, offering services ranging from tens of Mbps to multiple gigabits per second of capacity to any site.

For additional information on O3b mPOWER, visit the newsroom.

For further information please contact:

Nancy Welsh

Communications

Tel. +352 710 725 500

SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

Forward-looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “continue,” “will,” “building,” and “expect.”

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict. Factors that might cause actual results to differ materially include those discussed in our filings with the U.S. Securities and Exchange Commission, including our Form 20-F, such as risks that satellites may not perform according to specifications or expectations; risks associated with the deployment, operation, and availability of satellite systems and related ground infrastructure; risks that anticipated capacity, performance, or resiliency of the satellites may not be realized on the expected timeline or at all; risks associated with the development of network capabilities and technologies; and risks relating to competition, customer demand, and changing market conditions for our services. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.